SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Nabriva Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G63637105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63637105

1.	Names of Reporting Persons Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,312,546 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,312,546 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,312,546 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.9% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 943,980 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 943,980 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 943,980 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.4% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons James Topper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Nader Naini
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. G63637105

1.	Names of Reporting Persons Nathan Every
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 4,256,526 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 4,256,526 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,526 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.4% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 3,312,546 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 943,980 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 66,982,094 Ordinary Shares that were outstanding as of October 26, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

Item 1(a).	Name of Issuer: Nabriva Therapeutics plc

Item 1(b).	Address of Issuer’s Principal Executive Offices: PO Box 18387, Boulder, Colorado 80308

Item 2(a).	Name of Person Filing:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Healthcare VII, L.P. (“FH-VII”)

Frazier Healthcare VII-A, L.P. (“FH-VIIA”)

FHM VII, L.P. (“FHM-VII L.P.”)

FHM VII, L.L.C. (“FHM-VII LLC”)

James Topper (“Topper”)

Patrick Heron (“Heron”)

Alan Frazier (“Frazier”)

Nader Naini (“Naini”)

Nathan Every (“Every”)

Brian Morfitt (“Morfitt” and together with Topper, Heron, Frazier, Naini and Every, the “Members”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, Washington 98101

Item 2(c).	Citizenship:

Entities:	FH-VII	—	Delaware, U.S.A.
	FH-VIIA	—	Delaware, U.S.A.
	FHM-VII L.P.	—	Delaware, U.S.A.
	FHM-VII LLC	—	Delaware, U.S.A.

Individuals:	Topper	—	United States Citizen
	Heron	—	United States Citizen
	Frazier	—	United States Citizen
	Naini	—	United States Citizen
	Every	—	United States Citizen
	Morfitt	—	United States Citizen

Item 2(d).	Title of Class of Securities: Ordinary Shares

Item 2(e).	CUSIP Number: G63637105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	FRAZIER HEALTHCARE VII, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 14, 2019	FRAZIER HEALTHCARE VII-A, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 14, 2019	FHM VII, L.P.
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 14, 2019	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 14, 2019	By:	*
James Topper

Date: February 14, 2019	By:	*
Patrick Heron

Date: February 14, 2019	By:	*
Nader Naini

Date: February 14, 2019	By:	*
Nathan Every

Date: February 14, 2019	By:	*
Brian Morfitt

Date: February 14, 2019	By:	*
Alan Frazier

Date: February 14, 2019	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.

Exhibit Index

Exhibit A* -	Agreement regarding filing of joint Schedule 13G.

*	Previously filed.